UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
HOHM Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    01/04/2017

Physical address of issuer
2159 India Street, San Diego, CA 92101

Website of issuer
https://hohm.life/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
June 21, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$64,339	$48,664
Cash & Cash Equivalents	$6,395	$48,664
Accounts Receivable	$0	$0
Short-term Debt	$76,885	$0
Long-term Debt	$155,000	$50,000
Revenues/Sales	$5,000	$0
Cost of Goods Sold	$3,166	$0
Taxes Paid	$0	$0
Net Income	$-166,244	$-9,155

The above reflects the consolidated financials of HOHM Inc.

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 22, 2019

HOHM Inc.



Up to $1,000,000 of Crowd Notes

Hohm Inc. (the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 21, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by June 21, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by June 14, 2019 will be permitted to increase their subscription amount at any time on or before the June 21, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after June 14, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 14, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://hohm.life/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/hohm

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

HOHM Inc. is a Delaware C-Corporation, formed on 01/04/2017.

The Company is located at HOHM Inc. 2159 India Street, San Diego, CA 92101.

The Company's website is https://hohm.life/.

_____

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/hohm and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	June 21, 2019
Use of proceeds	See the description of the use of proceeds on page 13 and 14 hereof.
Voting Rights	See the description of the voting rights on pages 11, 14, 15, 17, and 18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's cash position is relatively weak. The Company currently has around $1,000 in cash balances as of 3/13/2019. This equates to less than 1 month of runway. The company believes it can extract cash and bring in additional capital to meet demands through the duration of the raise. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company may not be successful in obtaining issued patents. The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their services. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for their products change continually. Their success depends on their ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If they do not offer products that appeal to consumers, our sales and market share will decrease. They must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If they do not accurately predict which shifts in consumer preferences will be long-term, or if they fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If they fail to expand our product offerings successfully across product categories, or if they do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact their business

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors may eventually include major companies worldwide. The short term hospitality market is an emerging industry where new competitors are entering the market frequently. The Company's competitors may have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Because their business operations are currently concentrated in a single geographic area, the Company is susceptible to economic and other trends and developments, including adverse economic conditions, in this area. While funds from this raise will be used to expand the business into new locations, their financial performance is currently dependent on their sleeping pods located in Arizona. As a result, adverse economic conditions in this area could have a material adverse effect on their overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $175,399 from its inception through December 31, 2018. For the year ended 2018, it incurred a net loss of $166,244. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Maintaining, extending and expanding the Company's reputation and brand image are essential to their business success. They seek to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect their brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on their advertising, consumer promotions and marketing, or their response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage their reputation and brand image, undermine their customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

The Company currently obtains components from single or limited sources, and are subject to significant supply and pricing risks. Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting their ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on their suppliers, also could affect their ability to obtain components. Therefore, the Company remains subject to significant risks of supply shortages and price increases.

Their products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet their requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to the Company adversely affecting their business and results of operations.

The Company's expenses will significantly increase as they seek to execute their current business model.
Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

The Company is overdue on its 2017 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The company is not current with its taxes, and as a result, it has forfeited its good standing status in Delaware. Loss of Good Standing could impact the Company's ability to do business, as the negative consequences potentially include: losing access to the courts, as a company that is not in good standing may not bring a lawsuit in that state until good standing is restored; tax leins; making it more difficult to secure capital or financing; losing naming rights; being subject to fines and penalties; or administrative dissolution or revocation. Although the Company has stated that the error is clerical, and in the process of being corrected, in additional to the above consequences, the lapse of good standing may also indicate poor corporate governance or legal oversight.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,500,000 valuation cap, so you should not view the $3,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 83.41% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
It is no revelation that sleep is something that we need. Sleep deprivation is a problem that affects not only university students, but corporations and their employees, hospitals and their doctors and nurses, travelers within airports, and more. There is a need for providing short term sleep on the go in a safe and comfortable space. If you need food on the go, another basic human need, there are hundreds of options, but finding a short term option for sleep is a difficult task. We believe HOHM will become that option.

HOHM launched at the University of Arizona on December '18 and has been approved at a second university for Spring '19. We have 4 additional universities that we are in discussions with for Fall '19. Our goal is to spread to 50 universities & 50 Corporations over the next 5 years.

HOHM was recently accepted into the San Diego International Airport's Innovation Lab, with the objective of a long-term placement at the end of the 3-month accelerator. We are also in early discussions with LAX.

We have been featured on ESPN, ESPN Business Radio, Thrive Global, ABC10, and more.

In our first week live at the University of Arizona we had 39 bookings. In total, we have had 175 bookings, with an average repeat user rate of 22%, in the first 3 months live at the U of A. Our launch was a satisfying feeling for us after all of this hard work we've put in and we plan to duplicate this success at schools across the nation.

We have seen the word of mouth spread when we place these on campus. Watching the reaction and usage, we can't help but feel we are on to something big here.

Business Plan
HOHM is looking to bring a high tech product to this emerging "sleep on the go" market.

Product Features

43.5 Sq. Ft. Sleep Pods w/ exterior made from powder coated steel
Twin Sized Mattress from Cocoon by Sealy
4 Overhead LED Skylights
Privacy & Sound-Blocking Curtain - blocks up to 20 DB of sound
Charging Ports for Cellphone/Laptop- 2 Standard Outlets, 2 USB
Units Assemble in ~3-4 Hours
Plugs Into Standard 120V Outlet
2 High-Powered Overhead Ventilation Fans
Mobile Friendly Web Booking Platform (hohm.life/book)
Coming Soon

Native App in development, projected release in Q2 of 2019
Outdoor Pod in development, projected release in Q2 of 2019
HOHM is providing a turnkey solution for our locations, meaning we are not just dropping in our pods, we are providing our HOHM units, the technology to book them, tracking usage, as well as having one attendant for every four pods to manage the activation.

The Model

Our business model varies depending on whether we are placing in universities, airports, company offices, events, etc. For Universities, Corporations, and Hospitals, we charge the location a monthly fee for our service, similar to a SaaS company. We call it "Sleep as a Service".

In our University model, we provide the initial 4 pods to the University at no cost and give students 2 hours per month to use Hohm. We fund the initial 4 pods via brand partnerships, who pay a monthly premium to have their products in our units. For example, we have Cocoon by Sealy paying for their mattress, a pillow company paying for their pillows, and a sheet company paying for their sheets.

The University must pay a set monthly fee for any additional units beyond the initial 4 and the students must pay for any additional hours beyond the initial 2. Our University model allows for high usage and scale across the US.

For corporate activations, the company will pay a set monthly price, based on the number of Hohm pods installed, and employees will get 2-4 free hours per month to use. For example, the company would pay $5500 per month for 2 units, $8800 for 4 units, etc.

With Airport placements, we will likely pay a monthly fee to the airport, based on the sq. footage that our HOHM placement takes up. We then charge travelers to use our service at a higher rate of $25-35 per hour, to offset our rent costs. Due to the traffic, need, and a captive audience within airports, we expect to bring in anywhere from $30-$100k in monthly revenue, per placement. This projection is dependent on the number of units placed, location within the airport, airport size and traffic, etc.

Growth Plan

Our goal for the first four years is to focus on expanding our:

Exclusive Placements: Major airports for travelers, colleges for students, hospitals for visitors, corporations for employees, etc.
Multi-Day Event Placements: Major Conferences, NFL Training Camps, Music Festivals, Hackathons, etc.

The Company's Products and/or Services

Product / Service	Description	Current Market
Hohm	Sleep Pods	Students on college campuses, travelers in airports, visitors in hospitals, or employees at corporations.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are individuals looking for short term sleep on the go. This includes students on college campuses, travelers in airports, visitors in hospitals, or employees at corporations.

Intellectual Property
None.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
● If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
● If the Company raises the Closing Amount, it will use 9.72% of the proceeds, or $43,750, towards offering expenses; and
● If the Company raises the Maximum Amount, it will use 8.50% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Sales/Marketing	40%	40%	40%
Tech	30%	30%	30%
Hardware/Additional Pods	30%	30%	30%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years

Nikolas Woods	Founder, CEO (01/2017 - present)	Founder, CEO (01/2017 - present): [Management, Fundraising, etc.] Founder, CEO, Lightbox Medical (06/2011 - 01/2016) [Management, Fundraising, etc.]

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	5,394,837	YES	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Note	Mike Alfred	50,000	4%	N/A	N/A	December 31, 2020	N/A
Convertible Note	Note Holders	211,000	4%	N/A	N/A	May 20, 2021	N/A

Ownership

A majority of the Company is owned by one person. That person is Nikolas Woods.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Nikolas Woods	Common Stock	83.41%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

HOHM, Inc. (a Delaware C-Corporation) produces a custom engineered, 43.5 sq. ft, sound blocking sleep pod, designed to provide individuals with comfort, privacy, and a quick escape from the hectic environment. Each HOHM unit contains a comfortable twin bed, a touchscreen bedside tablet, charging stations, and more. All placements are monitored by a HOHM attendant to ensure users check in properly, units are cleaned after each use, sheets are changed after each use, and to ensure single occupancy.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $1,000 in cash on hand as of February 28, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	2017	Regulation D, 506(b)	Convertible Note	$50,000	G&A
Pre-Seed	2018	Regulation D, 506(b)	Convertible Note	$211,000	G&A

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 4%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $450,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None.

What it means to be a minority holder
As an investor in Crowd Notes of the Company, you do not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Upon conversion into shares of the Company, investors in the Crowd Notes would hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already

done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jonathon Nikolas Woods
(Signature)

Jonathon Nikolas Woods
(Name)

CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jonathon Nikolas Woods
(Signature)

Jonathon Nikolas Woods
(Name)

CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
(Title)

April 22, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



HOHM, Inc.

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the period & year ended December 31, 2017 and 2018

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of
HOHM, Inc.
San Diego, California

We have reviewed the accompanying financial statements of HOHM, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2018 and 2017 and the related statements of operations, stockholders' equity, and cash flows for the year and period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 5 of the financial statements, the Company relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

March 11, 2019

Members of:
WSCPA
AICPA
PCPS

**802 North Washington
PO Box 2163
Spokane, Washington
99210-2163**

**P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com**

HOHM, Inc.
Balance Sheets
December 31, 2018 and 2017
(unaudited)

Assets		December 31, 2018		December 31, 2017
Current Assets				
Cash	$	6,395	$	48,664
Inventory		11,250		-
Security Deposit		1,694		-
Total Current Assets		19,339		48,664
Pods Under Lease		45,000		-
Total Assets	$	64,339	$	48,664
Liabilities				
Current liabilities				
Shareholder Advances	$	58,195	$	-
Accrued Interest		3,690		-
Deferred Revenue		15,000		-
Total Current Liabilities		76,885		-
Long Term Liabilities				
Convertible Notes Payable		155,000		50,000
Total Long Term Liabilities		155,000		50,000
Total Liabilities		231,885		50,000
Commitments & Contingencies		-		-
Stockholders' Equity				
Common stock, $.0001 par value; 12,000,000 shares authorized; 5,394,837 and 5,052,480 issued and outstanding at December 31, 2018 and 2017		539		505
Additional paid-in capital		7,314		7,314
Accumulated Deficit		(175,399)		(9,155)
Total Shareholders' Equity		(167,546)		(1,336)
Total Liabilities and Stockholders' Equity	$	64,339	$	48,664

See accompanying independent accountants' review report and notes to the financial statements.

HOHM, Inc.
Statement of Operations
For the period of January 5, 2017 (inception) to December 31, 2017 and the year ended
December 31, 2018
(unaudited)

	For the year & period ended December 31,	
	2018	2017
Revenue	$ 5,000	$ -
Cost of goods sold	3,166	-
Gross income	1,834 -	-
Operating expenses		
General & Administrative Expense	51,364	9,155
Rent Expense	24,406	-
Officer Compensation	59,608	-
Research & Development	28,832	-
Total Operating Expenses	164,210	9,155
Other income (expense)		
Interest Expense	(3,868)	-
Net Income (Loss)	$ (166,244)	$ (9,155)

See accompanying independent accountants' review report and notes to the financial statements.

HOHM, Inc.

Statement of Stockholders' Equity

For the period of January 5, 2017 (inception) to December 31, 2017 and the year ended December 31, 2018

(unaudited)

	Common Shares		Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance - January 5, 2017	-	$ -	$ -	$ -	$ -
Capital Contribution			7,314		7,314
Shares issued for cash	5,052,480	505			505
Net income (loss)				(9,155)	(9,155)
Balance - December 31, 2017	**5,052,480**	**505** $	**7,314** $	**(9,155)** $	**(1,336)**
Shares issued for cash	342,357	34			34
Net income (loss)				(166,244)	(166,244)
Balance - December 31, 2018	**5,394,837**	**539** $	**7,314** $	**(175,399)** $	**(167,546)**

See accompanying independent accountants' review report and notes to the financial statements.

5

HOHM, Inc.

Statement of Cash Flows

For the period of January 5, 2017 (inception) to December 31, 2017 and the year ended December 31, 2018

(unaudited)

| | For the year ended December 31, | |
	2018	2017
Cash flows from operating activities		
Net Income (Loss)	$ (166,244)	$ (9,155)
Change in assets and liabilities		
Inventory	(11,250)	-
Security Deposit	(1,694)	-
Deferred Revenue	15,000	-
Accrued Interest	3,690	-
Net cash (used) provided by operating activities	(160,498)	(9,155)
Cash flows from investing activities:		
Purchase of Pods Under Lease	(45,000)	-
Net cash (used) provided by financing activities	(45,000)	-
Cash flows from financing activities:		
Capital Contribution	-	7,314
Proceeds from Sale of Common Stock	34	505
Proceeds from Shareholder Advances	58,195	-
Proceeds from Convertible Notes	105,000	50,000
Net cash (used) provided by financing activities	163,229	57,819
Net increase (decrease) in cash	(42,269)	48,664
Cash at beginning of period	48,664	-
Cash at end of period	$ 6,395	$ 48,664
Supplemental Cash Flow Disclosure:		
Income Taxes paid	$ -	$ -
Interest Paid	$ 3,868	$ -

See accompanying independent accountants' review report and notes to the financial statements.

 For the period of January 5, 2017 (inception) to December 31, 2017 and year ended December 31, 2018

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

HOHM, Inc. (a Delaware C-Corporation) produces a custom engineered, 43.5 sq. ft, sound blocking sleep pod, designed to provide individuals with comfort, privacy, and a quick escape from the hectic environment. Each HOHM unit contains a comfortable twin bed, a touchscreen bedside tablet, charging stations, and more. All placements are monitored by a HOHM attendant to ensure users check in properly, units are cleaned after each use, sheets are changed after each use, and to ensure single occupancy.

The Company incorporated in 2017 and is headquartered in San Diego, California.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising & marketing costs

The Company's advertising and marketing costs are expensed as incurred. The Company recognized $5,937 and $0 in advertising and marketing costs for the years ended December 31, 2018 and 2017, respectively.

Research & development costs

The Company's research and development costs are expensed as incurred. The Company recognized $28,832 and $0 in research and development costs for the years ended December 31, 2018 and 2017, respectively.

Risks and Uncertainties

As of December 31, 2018, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal

For the period of January 5, 2017 (inception) to December 31, 2017 and year ended December 31, 2018

operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Revenue Recognition

The Company recognizes revenue from the sale or lease of its products when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. In general, revenue is recognized when products are sold or leased and received by client, net of any applicable discounts.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more

 For the period of January 5, 2017 (inception) to December 31, 2017 and year ended December 31, 2018

likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the date of the return, and the State of California. The years open for examination are 2018 and 2017.

The Company currently has a tax net operating loss (NOL) of $175,399 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. The Company had $6,395 and $48,664 in cash as of December 31, 2018 and 2017, respectively.

Inventories

Inventory items are stated at the lower of cost or market and the average cost of invoice valuation method is used. If appropriate, the Company maintains a reserve for obsolete inventory. As of December 31, 2018 and 2017, no reserve for obsolescence was recorded. The inventory balance at December 31, 2018 and 2017 was $11,250 and $0, respectively, and consists of finished goods.

Deferred Revenue

The Company has pod placement agreements for specified lengths of time. A deferred revenue account is used to book the income not yet earned. Deferred revenue for December 31, 2018 and 2017 was $15,000 and $0, respectively.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – CONVERTIBLE NOTES PAYABLE

The Company has convertible notes outstanding maturing December 31, 2020 and May 20, 2021, with 4% annual interest. The notes can be converted at maturity, upon a qualified financing, or upon an initial public offering. As of December 31, 2018 and 2017, the company had $155,000 and $50,000 in convertible notes, respectively.

For the period of January 5, 2017 (inception) to December 31, 2017 and year ended December 31, 2018

Interest expense related to the notes was $3,690 and $0 at December 31, 2018 and 2017.

NOTE 3 – STOCKHOLDERS' EQUITY

At inception, the Company authorized 12,000,000 shares of common stock with a par value of $0.0001. There were 5,052,480 and 342,357 shares purchased at par value in the years ending December 31, 2017 and 2018, respectively, by officers, advisors, and board members of the company. There were 5,394,837 and 5,052,480 shares outstanding at December 31, 2018 and 2017, respectively.

NOTE 4 – PODS UNDER LEASE

The Company has three pods in place for use at the University of Arizona with an additional pod in a holding facility also under lease. Pods under lease are depreciated over their useful life which is determined to be 10 years. As the company placed the pods near the end of 2018, depreciation expense for the years ended December 31, 2018 and 2017 is zero.

NOTE 5 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $175,399, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 11, 2019, the date on which the financial statements were available to be issued, and has not identified any events that would be required for disclosure other than as listed below.

In January 2019, the company entered into two convertible note agreements for $56,250 and $5,000 at 4% interest. The notes mature May 20, 2021 and are convertible at maturity or upon a qualified financing or initial public offering.

During 2019, the company has been in talks and is nearing agreements for pod placements with multiple universities, an airport, and an NFL team.

EXHIBIT C
PDF of SI Website



HOHM Deck

This presentation contains offering materials prepared solely by Ho
Inc. without the assistance of SI Securities, and not subject to FINR
Rule 2210. In addition, this presentation may contain forward-looki
statements and information relating to, among other things, the comp
its business plan and strategy, and its industry. These statements ref
management's current views with respect to future events based
information currently available and are subject to risks and uncertain
that could cause the company's actual results to differ materially.
Investors are cautioned not to place undue reliance on these forwa
looking statements as they are meant for illustrative purposes and t
do not represent guarantees of future results, levels of activity,
performance, or achievements, all of which cannot be made. Moreo
no person nor any other person or entity assumes responsibility for
accuracy and completeness of forward-looking statements, and is u
no duty to update any such statements to conform them to actual res

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Invest in HOHM Inc.

Custom engineered, sound-blocking sleep pod, bookable via mobile app.

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$1,000	$1,000	$3,500,000
Amount raised	Minimum	Valuation cap

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

HOHM Inc. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by HOHM Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Installed at University of Arizona in Dec 2018, one other University has approved an installation.
- Over 150 bookings total in 3 months live at the University of Arizona, with a 22% repeat user rate.
- Agreement with Cocoon by Sealy, the mattress company owned by Tempur-Sealy, to provide mattresses and funding for Hohm pods.
- Featured on prominent media outlets such as ESPN, ABC10, Thrive Global, & More.
- Founding team with experience at Sony, Electronic Arts, and others.

Fundraise Highlights

- Total Amount Raised: US $1,000
- Total Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,500,000
- Offering Type: Side by Side Offering

HOHM is a custom engineered, sound-blocking sleep pod, bookable via mobile phone, that allows for a quick recharge.

It is no revelation that sleep is something that we need. Sleep deprivation is a problem that affects not only university students, but corporations and their employees, hospitals and their doctors and nurses, travelers within airports, and more. There is a need for providing short term sleep on the go in a safe and comfortable space. If you need food on the go, another basic human need, there are hundreds of options, but finding a short term option for sleep is a difficult task. We believe HOHM will become that option.

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https://www.seedinvest.com/campaign/6110/preview/25929 1/13

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The Team
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HOHM launched at the University of Arizona on December '18 and has been approved at a second university for Spring '19. We have 4 additional universities that we are in discussions with for Fall '19. Our goal is to spread to 50 universities & 50 Corporations over the next 5 years.

HOHM was recently accepted into the San Diego International Airport's Innovation Lab, with the objective of a long-term placement at the end of the 3-month accelerator. We are also in early discussions with LAX.

We have been featured on ESPN, ESPN Business Radio, Thrive Global, ABC10, and more.

In our first week live at the University of Arizona we had 39 bookings. In total, we have had 175 bookings, with an average repeat user rate of 22%, in the first 3 months live at the U of A. Our launch was a satisfying feeling for us after all of this hard work we've put in and we plan to duplicate this success at schools across the nation.

We have seen the word of mouth spread when we place these on campus. Watching the reaction and usage, we can't help but feel we are on to something big here.

Product & Service

HOHM is looking to bring a high tech product to this emerging "sleep on the go" market.

Product Features

- 43.5 Sq. Ft. Sleep Pods w/ exterior made from powder coated steel
- Twin Sized Mattress from Cocoon by Sealy
- 4 Overhead LED Skylights
- Privacy & Sound-Blocking Curtain - blocks up to 20 DB of sound
- Charging Ports for Cellphone/Laptop- 2 Standard Outlets, 2 USB
- Units Assemble in ~3-4 Hours
- Plugs Into Standard 120V Outlet
- 2 High-Powered Overhead Ventilation Fans
- Mobile Friendly Web Booking Platform (hohm.life/book)

Coming Soon

- Native App in development, projected release in Q2 of 2019
- Outdoor Pod in development, projected release in Q2 of 2019

HOHM is providing a turnkey solution for our locations, meaning we are not just dropping in our pods, we are providing our HOHM units, the technology to book them, tracking usage, as well as having one attendant for every four pods to manage the activation.

The Model

Our business model varies depending on whether we are placing in universities, airports, company offices, events, etc. For Universities, Corporations, and Hospitals, we charge the location a monthly fee for our service, similar to a SaaS company. We call it "Sleep as a Service".

In our University model, we provide the initial 4 pods to the University at a discount and give students 2 hours per month to use Hohm. We fund the initial 4 pods via brand partnerships, who pay a monthly premium to have their products in our units. For example, we have Cocoon by Sealy paying for their mattress, a pillow company paying for their pillows, and a sheet company paying for their sheets.

The University must pay a set monthly fee for any additional units beyond the initial 4 and the students must pay for any additional hours beyond the initial 2. Our University model allows for high usage and scale across the US.

For corporate activations, the company will pay a set monthly price, based on the number of Hohm pods installed, and employees will get 2-4 free hours per month to use.

With Airport placements, we will likely pay a monthly fee to the airport, based on the sq. footage that our HOHM placement takes up. We then charge travelers to use our service at a higher rate of $25-35 per hour, to offset our rent costs. Due to the traffic, need, and a captive audience within airports, we expect to bring in anywhere from $30-$100k in monthly revenue, per placement. This projection is dependent on the number of units placed, location within the airport, airport size and traffic, etc.

Growth Plan

Our goal for the first four years is to focus on expanding our:

1. Exclusive Placements: Major airports for travelers, colleges for students, hospitals for visitors, corporations for employees, etc.
2. Multi-Day Event Placements: Major Conferences, NFL Training Camps, Music Festivals, Hackathons, etc.

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PROFILE MENU







Team Story

The HOHM team is ambitious, determined, and smart. We have years of experience in tech, having built successful products and companies previously. We have a strong technical team: our CTO worked on the Playstation with Sony, and our lead developer worked at Electronic Arts and attended Stanford. Our CEO started his first successful company at age 19 in the medical space, bootstrapped over 4 years to over $500k in sales until it was ultimately acquired in late 2015.

Our team of advisors has experience raising Venture Capital from top VC firms, including Sigma Partners, Austin Ventures, Hummer Winblad Venture Partners, and Arena Ventures.

Together with our core team, advisors, and board, we plan to grow HOHM fast and effectively into the company we believe it can become.

Founders and Officers



Nikolas Woods
FOUNDER/CEO

Nik Woods is a successful, driven, serial entrepreneur, who has been building companies since he was a senior in high school. Nik combines creativity with a strong work ethic to produce results. Nik has been featured in outlets such as Thrive Global, ESPN Business Radio, and more. Nik has been starting businesses since age 14, with his first successful company at the age of 19. He built Lightbox Medical over 4 years with no outside funding and it was acquired at the end of 2015.

Key Team Members

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Brett Lee

CTO



James Overton

Lead Developer



Kyle Mellor

Director of Partnerships

Notable Advisors & Investors

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Mike Alfred

Investor, Board Member



Martha Shaughnessy

Investor, Founder of The Key PR



Djamel Bettencort

Investor, CEO of Organifi



Jon Carder

Advisor, Advisor

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Brian Wong

Advisor, Advisor


RINSE

Ajay Prakash

Advisor, Advisor

Q&A with the Founder

Q: Have you participated in any accelerator programs? If so, please detail.
HOHM Inc.: We graduated from the Founder Institute Accelerator Program (Spring '17) and are currently a part of the Entrepreneur Empowerment Pilot with Techstars.

Q: Please detail your product/platform and its key use cases.
HOHM Inc.: HOHM is a custom engineered, 43.5 sq. ft, sound-blocking sleep pod, designed to provide individuals with comfort, privacy, and a quick escape from any hectic environment. Each HOHM unit contains a comfortable twin bed, a touchscreen bedside tablet, charging stations, and more. All placements are monitored by a HOHM attendant to ensure users check in properly, units are cleaned after each use, sheets are changed after each use, and to ensure single occupancy. HOHM can be booked instantly via our website and/or mobile app for 30 minutes all the way up to 4 hours. We are providing our customers with on demand sleep, instantly bookable, and at their fingertips, in the locations where they need it the most.

Q: Please detail your strategic partnerships and their nature.
HOHM Inc.: Tempur-Sealy (mattress company): Tempur-Sealy is paying to have their mattresses at our activation, as well as providing mattresses for our initial pods.
Mediflow (pillow company): Mediflow is paying to have their pillows at our activation, as well as providing our pillows.
Ettitude (sheet company): Ettitude is paying to have their sheets at our activation, as well as providing our sheets.

Q: Please detail your barriers to entry.
HOHM Inc.: There are numerous barriers to entry for competitors.
Here is a look at them:

- The Product- With HOHM, we aren't just putting up a website, which can be easily duplicated, we have taken the time to build out and engineer a sleep pod. The development costs on this from idea to construction can easily run into the six to seven figures and would take years to develop.
- Early Mover Advantage- With HOHM, it really becomes a capturing of territories, which is why raising money is so key for us. The faster we move, the more locations we can install, the more our brand presence increases, the more advantage we have.
- Partnerships- HOHM currently has an agreement with Cocoon by Sealy, owned by Tempur Sealy, which took us 5 months to establish. With a billion dollar mattress company backing us, it becomes a huge barrier to entry for new companies who wish to compete with us. We also have partnerships established with leading pillow and sheet companies.

Q: Please detail your strategy to scale post-raise, including your product and business roadmap.
HOHM Inc.: We plan to use the funds raised to invest into sales & marketing, thus primarily in the University & Corporate sectors to start. However, as we grow, and begin to gain more and more incoming interest we will also obviously entertain selling into other major sectors including airports, hospitals, major events, and more.
Our goal is to spread to over 100 University & Corporate locations over the next 5 years.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

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- Market Landscape
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- Data Room
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Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Raised to date:	US $1,000 US $1,000 (under Reg CF only)
Minimum investment:	US $1,000
Target Minimum:	US $450,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,500,000
Interest rate:	4.0%
Note term:	24 months

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While HOHM Inc. has set an overall target minimum of US $450,000 for the round, HOHM Inc. must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to HOHM Inc.'s Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Hardware/Additional Pods
Tech
Sales/Marketing

PROFILE MENU

If Maximum Amount Is Raised



● Hardware/Additional Pods   ● Tech   ● Sales/Marketing

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Investor Perks

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Invest $1k-$5k before March 15th and receive:

- 240 minute credit to HOHM activations (no expiration date),
- HOHM Tee Shirt (not sold to the public)

$5,000-$14,999:

- 240 minute credit to HOHM activations (no expiration date)
- HOHM Tee Shirt
- 1 hour phone call with the Founder/CEO

$15,000-$24,999:

- 420 minute credit to HOHM activations (no expiration date)
- HOHM Tee Shirt
- 1 hour phone call with the Founder/CEO

$25,000-$49,999:

- 600 minute credit to HOHM activations (no expiration date)
- HOHM Tee Shirt
- Optional quarterly update call with Founder/CEO

$50,000-$99,999k:

- 1,200 minute credit to HOHM activations (no expiration date)
- HOHM Tee Shirt
- Flown out to the first HOHM activation at the University of Arizona for a tour (travel/accommodations paid for), dinner with the Founder/CEO
- Optional quarterly update call with Founder/CEO

$100,000-$199,999:

- 2,400 minute credit to HOHM activations (no expiration date)
- HOHM Tee Shirt (up to 4)
- Flown out to the first HOHM activation at the University of Arizona for a tour (travel/accommodations paid for) and dinner with the Founder/CEO
- Flown out to San Diego for a tour of headquarters and dinner with the Founder/CEO as well as PHD Sleep Scientist for Navy Seals (travel/accommodations paid for), up to 4 guests
- Optional quarterly update call with Founder/CEO

$200,000+:

- 6,000 minute credit to HOHM activations (no expiration date)
- HOHM Tee Shirt (up to 4)
- Flown out to the first HOHM activation at the University of Arizona for a tour (travel/accommodations paid for), dinner with the founder
- Flown out to San Diego for a tour of headquarters and dinner with the Founder/CEO as well as PHD Sleep Scientist for Navy Seals (travel/accommodations paid for), up to 4 guests
- Optional quarterly update call with Founder/CEO
- Your own HOHM pod for your office/home/workplace, with your choice of exterior color, & name engraved on the exterior

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

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The Team

Q&A with Founder

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Prior Rounds

Financial Discussion

Market Landscape

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Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of HOHM Inc.'s prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Seed

Round Size	US $50,000
Closed Date	Dec 1, 2017
Security Type	Convertible Note
Valuation Cap	US $500,000

Financial Discussion

Operations

HOHM, Inc. (a Delaware C-Corporation) produces a custom engineered, 43.5 sq. ft, sound blocking sleep pod, designed to provide individuals with comfort, privacy, and a quick escape from the hectic environment. Each HOHM unit contains a comfortable twin bed, a touchscreen bedside tablet, charging stations, and more. All placements are monitored by a HOHM attendant to ensure users check in properly, units are cleaned after each use, sheets are changed after each use, and to ensure single occupancy.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $44,000 in cash on hand as of March 19, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Market Landscape

We want HOHM to be the company you think of when you hear the phrase "sleep pod." Although this market is currently fragmented, HOHM's goal is to become a dominant company in that space.

According to a Harvard Study, Sleep Deprivation costs the US workforce, an estimated $63 billion in productivity loss, each year, and HOHM seeks to solve that issue.

We think the biggest differentiator between HOHM and Metronaps, or any of the other small pod companies, is that HOHM is looking to provide a full turnkey service to each location. We are not just dropping a pod or chair in and asking them to figure out the rest (which can become a liability).

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- Our HOHM Pods
- Our HOHM Web App/Booking Technology for the users of the space
- A HOHM attendant to: keep units clean, change sheets after use, monitor placement, ensure one guest per reservation, answer questions, etc.

We are providing a full turnkey solution so that the client doesn't have to worry about who is going to clean or handle the booking. We provide all of this for them.

The global airport sleeping pod market is expected to surpass $75 million by 2021 and HOHM is also planning to infiltrate more than just the airport market(which many of our competitors are solely focused).

Risks and Disclosures

The Company's cash position is relatively weak. The Company currently has around $44,000 in cash balances as of 3/19/2019. This equates to approximately 8 month of runway. The company believes it can extract cash and bring in additional capital to meet demands through the duration of the raise. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company may not be successful in obtaining issued patents. The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their services. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for their products change continually. Their success depends on their ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If they do not offer products that appeal to consumers, our sales and market share will decrease. They must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If they do not accurately predict which shifts in consumer preferences will be long-term, or if they fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If they fail to expand our product offerings successfully across product categories, or if they do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact their business

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors may eventually include major companies worldwide. The short term hospitality market is an emerging industry where new competitors are entering the market frequently. The Company's competitors may have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Because their business operations are currently concentrated in a single geographic area, the Company is susceptible to economic and other trends and developments, including adverse economic conditions, in this area. While funds from this raise will be used to expand the business into new locations, their financial performance is currently dependent on their sleeping pods located in Arizona. As a result, adverse economic conditions in this area could have a material adverse effect on their overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $175,399 from its inception through December 31, 2018. For the year ended 2018, it incurred a net loss of $166,244. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Maintaining, extending and expanding the Company's reputation and brand image are essential to their business success. They seek to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect their brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on their advertising, consumer promotions and marketing, or their response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage their reputation and brand image, undermine their customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

The Company currently obtains components from single or limited sources, and are subject to significant supply and pricing risks. Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting their ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on their suppliers, also could affect their ability to obtain components. Therefore, the Company remains subject to significant risks of supply shortages and price increases.

Their products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet their requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to the Company adversely affecting their business and results of operations.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

The Company is overdue on its 2017 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

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General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.



HOHM Inc.'s Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download HOHM Inc.'s Form C

Data Room

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Pitch Deck and Overview (1 file)
Product or Service (6 files)
Financials (2 files)
Fundraising Round (1 file)
Investor Agreements (2 files)
Miscellaneous (4 files)

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in HOHM Inc.

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by HOHM Inc.. Once HOHM Inc. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to HOHM Inc. in exchange for your securities. At that point, you will be a proud owner in HOHM Inc..

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, HOHM Inc. has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now HOHM Inc. does not plan to list these securities on a national exchange or another secondary market. At some point HOHM Inc. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when HOHM Inc. either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is HOHM Inc.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the HOHM Inc.'s Form C. The Form C includes important details about HOHM Inc.'s fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

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EXHIBIT D
Investor Deck



This presentation contains offering materials prepared solely by Hohm Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The Problem

It's difficult to find a comfortable or private place to sleep on the go, for a short period of time.



Airport



Office Desk



Car



The Solution

HOHM Sleeping Pod, Bookable via Web and Mobile



Welcome to HOHM

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

Our Product

HOHM is not just a pod, it's a **Turnkey Solution.** We provide installation, booking, and staffing to all locations.

We provide:

- Our **HOHM** Pod
- Our **HOHM** Technology
- Our **HOHM** Attendant

That's the **HOHM** difference...

HOHM Pod

Our **HOHM** pod allows for complete relaxation and escape from hectic environments. **HOHM** allows users the opportunity to recharge and restore their productivity levels back to normal.

HOHM- Pod Features:

-43.5 Sq. Ft. (7.25 ft. x 7.25 ft. x 6 ft.)
-Twin Mattress (from Cocoon by Sealy)
-Privacy & Sound-Blocking Curtain
-Charging Ports for Cellphone/Laptop
-Assemble Unit in 3-4 Hours
-Plugs Into Standard Outlet



Additional Photos






H

HOHM Tech

Our **HOHM** tech allows users to book our pods with the touch of a button. Via our web booking platform, users can find the time that works best for them to get their recharge.

HOHM, Tech Features

-Booking Platform (Web & Mobile)
-Find Your Activation & Book
-Select Day, Time, & Duration of Booking
 (30 minutes to 4 hours)
-Receive Confirmation Code Upon Completion



Book Your HOHM
Map
List
San Diego, California
Vista
San Marcos
Encinitas
Rancho Santa Fe
Fairbanks Ranch
Solana Beach
Del Mar
Del Dios
CARMEL VALLEY
MIRA MESA
TORREY PINES
MIRAMAR

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product, performance, or locations.

HOHM Attendant

Our **HOHM** attendants have one goal, make you feel comfortable. Every **HOHM** activation has one attendant present at all times to:

-Help Guests Check In & Check Out
-Clean Rooms After Each Use
-Change Sheets After Each Use
-Ensure One Guest Per Pod

And overall, ensure that you have a positive stay.

Welcome **HOHM**



Business Model

HOHM plans to grow using two methods:

Long Term Placements

Placements for a 6 months-2 years (renewable).
Initial focus on **University** & **Corporate** activations.

Short Term Placements

Fast revenue, temporary placements for 2-30 days, charged at a per-day per-unit rate.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Long-Term

Indoor/Outdoor **Long-Term Placements** in which HOHM is paid on a monthly basis for services, with an initial focus on **University** & **Corporate** activations

University	-University receives initial 4 pods at a discount (allows for scale) -Students receive 2 free hours per month (allows for high usage) -First 4, funded by **Brands** (Mattress/Pillow/Sheet), paying monthly fee for exposure -Additional 4-Unit activations, school pays set monthly fee -Any additional monthly hours purchased by students, $12.50 per hour.
Corporate	-Company pays set monthly fee per 4 unit placement per month -Company pays up front set-up fee (per pod) -Free to employees (4 free hours per month) -Any additional monthly hours purchased by employees, $12.50 per hour.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Example Unit Economics
for ONE 4-Unit Placement

Year 1

Sample- (Corporate Placement)

Duration: 24 Month Contract	
Units:	4
Rev Per Month:	$8,800
Annual Revenue:	$105,600
Other Revenue:	$20,000
Monthly Expenses:	
Employees (#):	1
Expense (employees):	$2,400
Laundry/Other:	$600
Annual Expenses:	$36,000
HOHM Gross Sales:	$125,600
HOHM Units ($12k Per Unit):	$50,000
HOHM Gross Expenses:	$36,000
Set Up Fee:	$10,000
HOHM Net Profit:	**$49,600**

Cost to produce each HOHM unit is $12,500

Year 2

Duration: 24 Month Contract	
Units:	4
Fixed Rev. Per Month:	$8,800
Annual Revenue:	$105,600
Other Revenue:	$20,000
Monthly Expenses:	
Employees (#):	1
Expense (employees):	$2,400
Laundry/Other:	$600
Annual Expenses:	$36,000
HOHM Gross Sales:	$125,600
HOHM Gross Expenses:	$36,000
HOHM Net Profit:	**$89,600**

Short-Term

Short-Term Placements are temporary HOHM activations between 2-30 days which are charged on a per-day per-unit rate.

These activations provide our full HOHM experience to event attendees.



Mockup of our 80 sq. ft HOHM Outdoor pods which are used for short-term activations. Hardwood floors, AC, Solar Powered, and easily transferable.

Possible placements include:

Major Conferences, Movie Sets, NFL/MLB Training Camps, Award Shows, Construction Sites, and More.

These statements reflect management's projected or modeled results and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Short-Term Numbers

Short Term placements are a great compliment to our long-term as they provide quick revenue, high profit margins, and amazing PR.

Duration	Rate	
2-5 Days 2 Unit Minimum	$1,500	Per Unit Per Day
5-10 Days 2 Unit Minimum	$1,000	Per Unit Per Day
10+ Days 2 Unit Minimum 2 Day Minimum	$500	Per Unit Per Day

Examples:

Event:	**NFL Training Camp**	**Business Conference**
Duration:	14 Days	2 Days
Daily Unit Price:	$500	$1500
Units Placed:	4	2
Revenue:	**$28,000**	**$6,000**
Shipping:	$4,000	$2,000
Staffing:	$1,960	$280
Profit:	**$22,040**	**$3,720**

These statements reflect management's projected or modeled results and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

HOHM in the Media





















HOHM SLEEP PODS
ESPN
10NEWS MORNING ORIGINAL
LOCAL ENTREPRENEUR LAUNCHES NAPPING PODS COMPANY
SAN DIEGO
HOHM
SLEEPING PO
@ALLIEKVOA
ALLIE POTTER
APOTTER@KVOA.COM
NEWS 4
KVOA.com
5:07
62°
BUSINESS
ON THE MA
STARTUP TARGETS EXHAUSTED WORKERS, STUDENTS
The San Diego Union-Tribune
THRIVE GLOBAL
WONDER
PURPOSE
SPECIAL SECTIONS
COMMUNITY
nd Dedication: The
o A Successful Busi
pleasure of interviewing Nikolas Woods, found
d-blocking sleep pod.

Traction

Product Launch + Success

Launched at University of Arizona on December 3rd. We had 39 bookings in our first week live, and 175 in the first 3 months, with a 22% repeat user rate. We anticipated ~15 for the week, and ended up with 13 bookings in the first day thanks to the word of mouth on campus & media attention.

-University of Arizona + more (Colleges)

University of Arizona has gone live, Emporia State University has finalized our partnership contract, and we are also in talks with the University of North Florida, Michigan State University, UT Austin, University of San Diego, and more.

-Cocoon by Sealy + more (Brands)

In early December '17, we signed an agreement with Cocoon by Sealy, owned by mattress giant Tempur-Sealy, in which they will pay us to place at our initial University activations.

We also have signed partnerships with **Mediflow** (pillow co.) and **Ettitude** (sheet co.)



NEW AT 5
NAP POD CRAZE AT U OF A
NEWS 4
KVOA.com
5:08
62°

Product Complete

HOHM pod & HOHM booking technology development completed. Product currently live.

-AMN Healthcare + more (Corporate)

In discussions with several companies including AMN Healthcare, Aya Healthcare, IQVIA, and Bain & Co. We are hoping to close the first company by Q2 '19.

-SXSW

Chosen as one of the 20 companies to participate in the SXSW Startup Spotlight in Austin in March '18.



Active discussions represent current negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.

Projections (3Y)

	Y1- 2019	Y2- 2020	Y3- 2021
Universities	6	20	40
Corporations	6	15	25
Events	25	50	120
Gross Revenue	$800,250	$7,925,000	$16,838,393
Net Profit	$238,275	$1,553,100	$7,020,030

CEO-Founder-
Nikolas Woods
Serial Entrepreneur,
Successful Exit




CTO-
Brett Lee
Sony, Apple, 9+ Years
as Software Engineer



Software Engineer-
James Overton
10+ Years
Experience, Electronic
Arts, Illumina,
Stanford



Director of Partnerships-
Kyle Mellor
10+ Years Sales
Experience

Board & Advisors

Mike Alfred-
Board Member
Managing Dir.
at Strategic
Insight, former
CEO at
Brightscope
Inc., Stanford



Jon Carder-
Advisor
Founder/CEO of
Empyr.



Brian Wong-
Advisor
Founder/CEO
of Kiip.



Jason Pang-
Advisor
Early Sr. Director at
DivX, Head of
Commercial Ops at
Stocktwits,
CEO of Sparkfin





Thank You

EXHIBIT E
Video Transcript

Exhibit E: Video Transcript

HOHM x Bill Walton x ESPN
https://www.youtube.com/watch?time_continue=5&v=t-tduqw7yFE

Help. Will somebody please help me? I need everything. Please. I haven't slept in forever, I can't even remember the last time I did.

So, these are the University of Arizona Hohm Pods.

Hohm Pods? And what are they for?

For sleeping and napping.

Sleeping? During school?

Yes.

Not during the lecture, itself?

Not during the lecture, itself.

Just like not during the basketball game?

Correct.

But this allows you to rejuvenate, to regroup, get started again.

That's right. Well, let's go into the Pods!

Okay. Look at this, how cool, can I go in? I never sleep, I never get to do anything, it's just work work work. Oh man.

They're about 7 feet tall, so you can get in comfortably. Students can also charge their laptops and cell phones.

Ahh, thank you.

You're done.

Done? I'm healed! Let's go! It's time to play!